Contact

www.linkedin.com/in/joe-johnson-b57210123 (LinkedIn)

Top Skills

Leadership
Public Speaking
Product Innovation

Languages

English

Joe Johnson

CEO at VADE Nutrition | As Seen on ABC's Shark Tank | FORBES 30 Under 30 | INC 500
Wixom, Michigan, United States

Summary

VADE Nutrition is the fastest growing nutritional supplement company in the world, with over a million units sold. We are carried in some of the largest retailers in the world, including GNC and CVS.

VADE Nutrition was awarded the ECRM "Buyers Choice Award" by the top retailers for best products of 2019 and has been featured on ABC's Shark Tank, Forbes 30 Under 30, USA Today and numerus other global publications.

ABOUT ME:
I believe that I was born to be an entrepreneur. From the age of 5 years old I was creating my own businesses and I loved every second of it. I've been featured on ABC's Shark Tank, Forbes 30 Under 30, USA Today and others.

As a student athlete I was the Captain of the Michigan State Wrestling team, while achieving the highest honors and graduating with a degree in Finance from the Broad College of Business Honors College with a perfect 4.0 GPA.

I am the husband to an incredible wife and father to two wonderful kids, who are going to change the world.

I am following my dreams, living my best life and this is just the beginning.

LET'S CONNECT:
Feel free to reach out for partnership inquires or speaking engagements.
https://www.joejohnsonbio.com/

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Experience

VADE Nutrition
Founder and CEO
March 2016 - Present (10 years 4 months)
Wixom, Michigan, United States

VADE Nutrition is the fastest growing nutritional supplement company in the world, with over a million units sold. We are carried in some of the largest retailers in the world, including GNC and CVS.
We are pushing the boundaries of ordinary nutrition. Our Dissolvable Nutrition Packs are pre-measured servings of high quality nutrition wrapped in a dissolvable, food-grade film. No scooping and no mess. Just toss a Pack in water, shake and enjoy!
VADE Nutrition was awarded the ECRM "Buyers Choice Award" by the top retailers for best products of 2019 and has been featured on ABC's Shark Tank, Forbes, USA Today and numerus other global publications.

Spartan Innovations
Project Assistant
May 2016 - May 2017 (1 year 1 month)
East Lansing, MI

• Coordinated relationships between Spartan Innovations and the Michigan State Athletic Department
• Evaluated the entrepreneurial needs in the athletic department and formulated sustainable solutions
• Utilized resources to develop an entrepreneurship workshop that was designed to fit the interests and demands of a student athlete

Athletes in Action
Campus Staff at Michigan State
March 2016 - April 2017 (1 year 2 months)
Michigan State University, East Lansing, MI

• Connected with student athletes through one on one discipleship and mentoring, as well as lead small group bible studies, discussion groups & large group community times
• Helped MSU student-athletes and coaches connect to a life-changing relationship with Jesus Christ that impacts the campus, community and world
• Developed a team of financial partners who are committed to making a difference in our community and around the world

Plante Moran

Wealth Management Advisor
June 2015 - August 2015 (3 months)
East Lansing, MI

• Focused on helping clients develop and implement the right strategy to reach their financial goals in a collaborative and transparent way
• Learned investment advisory services, personal tax and compliance, estate planning, trust, insurance, and business transaction consulting
• Worked with other team members to accomplish challenging tasks in a positive and timely manner

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Education

Michigan State University - Eli Broad College of Business
Bachelor of Arts (B.A.), Finance, General · (2011 - 2016)